Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a letter dated April 4, 2013 that is being mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C., and the articles referred to in the letter.

April 4, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

Please find enclosed reprints of recent Wall Street Journal and Stamford Advocate articles on properties other than the Empire State Building which are to be consolidated or which the REIT has the option to acquire. These articles reflect Malkin Holdings’ unwavering commitment to perform for you over the past 75 years.

The Wall Street Journal reports the signing of an 86,000 square feet lease at 1400 Broadway with Interpublic Group, one of the “big four” advertising firms. 1400, 1333, 1350, and 1359 Broadway are all Malkin Holdings supervised on the Broadway Corridor between Times and Herald Squares. Nearby are 501 Seventh Avenue and 112 West 34th. All these buildings’ renovation and repositioning programs are either complete or nearly complete. 1400 and 112 West 34th are properties the REIT has the option to acquire, and the other properties are included in the proposed consolidation and IPO.

The Stamford Advocate features commentary from local real estate brokers about Fairfield County, CT and highlights some of the properties in the area which are part of the proposed consolidation. As stated in our disclosure documents, Metro Center in Stamford, CT has higher annualized office base rent per square foot leased than the Empire State Building. More information on each, including photos, maps, and videos can be found on our website at www.EmpireStateRealtyTrust.com.

The vote remains open and we continue to receive new consents each day. If you have not yet voted FOR the proposals, we urge you to do so. The best way to ensure that you receive the transaction’s many benefits and reduce ongoing cost is to complete and return your consent form today.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

2

Fashion Forward

An advertising agency has signed a major new lease in the Garment District, helping the area sew up a new image as a hub for hip technology and creative companies.

New York-based Interpublic Group of Cos., one of the “big four” advertising agencies, has signed an 86,000-square-foot lease on the lower floors of 1400 Broadway, at 38th Street, once occupied by dozens of small showrooms.

Bryan Thomas for The Wall Street Journal

1400 Broadway

Anthony Malkin, who owns 1400 Broadway and is one of neighborhood’s largest landlords, has invested more than $100 a square foot in remaking it from a traditional garment hub into a destination for corporate tenants, including corporate offices for technology firm Verifone, and corporate offices for Kohl’s department store.

As fashion manufacturing has faded in the city, landlords are trying to rebrand the neighborhood based on its location and funky older buildings—a move that’s met with resistance from the garment industry and some local officials.

But lately Mr. Malkin and other landlords finally have begun to see success, thanks in part to a spillover of companies from expensive neighborhoods to the south, such as Chelsea and Flatiron. Asking rents in the area average $41 a square foot, according to the Fashion Center Business Improvement District, compared with more than $60 a square foot in Midtown South.

More than 100 digital agencies and tech start ups are now based in the Garment District, according to information provided by the Business Improvement District.

Interpublic, which was represented in its search by a team led by Scott Panzer of Jones Lang LaSalle, is moving from offices at on 23rd Street in the Flatiron area and on Sixth Avenue in SoHo.

—Laura Kusisto

Greenwich’s Malkin to convert holdings into trust

March 21, 2013

Article content from Bloomberg.com; article appeared on www.stamfordadvocate.com on March 21, 2013

Staff and wire reports

Tenants in the Malkin Holdings portfolio should have no concerns about a plan to mold the Empire State Building, its Westport, Norwalk and Stamford properties and other buildings into a real estate investment trust, according to Fairfield County commercial real estate brokers.

A key in creating the Empire State Realty Trust REIT is approval by holders of 80 percent of the 3,300 units in Empire State Building Associates, owner of the iconic New York City office building, including Malkin Holdings, which holds a 15.4 percent share, according to filings with the Securities and Exchange Commission.

Malkin Holdings is operated by chairman Peter Malkin and his son, president Anthony Malkin, both of Greenwich.

If shareholders demand higher investment returns, tenants should not be concerned about seeing their rents increase, said James Fagan, senior managing director of the Stamford office of Cushman & Wakefield.

“Rent-wise, they (shareholders) will get what the market delivers,” he said. “What will drive performance of their stock is the assets.”

The proposal to create a public real estate investment trust has been approved by 90 percent of the tower’s unitholders who have voted so far, Bloomberg News reported March 15, citing the skyscraper’s supervisors. Members of Empire State Building Associates have been voting since January on a plan allowing them to receive about half the skyscraper’s appraised $2.53 billion value in shares of the REIT. Most of the remaining interests are scattered among more than 2,800 investors.

The other half of the Empire State Building’s value would go to investors in Empire State Building Co., which holds a sublease on the property and is majority-owned by the estate of Leona Helmsley.

In a March 6 letter to investors, Peter Malkin urged unit-holders to get their consents in by March 25, the first day under SEC rules that the solicitation may be completed, Bloomberg reported.

“This remarkable level of participation in such a short period has exceeded our hopes,” the Malkins said in the letter, Bloomberg reported. “We encourage the very small percentage of participants who have voted against any proposal to consider now changing their votes to be for all the proposals.”

The Malkins are interpreting the numbers in their own interest, said Richard Edelman, an Empire State Building beneficiary who opposes the REIT. “About 40 percent of ESBA participants are telling us they are voting no.”

The companies that would make up Empire State Realty owned 12 buildings with about 7.7 million square feet of rentable offices as of Sept. 30, according to the SEC filing. Malkin’s Fairfield County office sites include First Stamford Place and Metro Center in Stamford and MerrittView in Norwalk.

The REIT would also hold rights to retail sites at 66-99 Main St., and 103-107 Main St., in Westport, and to develop land near the Stamford Transportation Center where Malkin is building Metro Tower, a 17-story office building.

“They’re one of the premier landlords in the marketplace. They run their buildings in an extraordinarily good manner,” Fagan said. “It would be hard to find an asset better than Metro Center.”

Malkin Holdings has owned the two Westport properties for about a decade, said Jon Angel, president of Angel Commercial in Fairfield. “They are well-managed properties, and they are on the street that has the highest rents in town. The market is what drives the rents.”

Forming a publicly traded REIT will require the company to meet increased government regulations, but it should provide more revenue for growth, said Anthony Macari, clinical finance professor at Sacred Heart University in Fairfield.

“It allows them to raise capital and makes them attractive to certain types of investors who are looking for yields,” he said. “Right now, REITs are very hot because people are desperate for yields.”

Staff writer Richard Lee contributed to this report.

Used with permission of Bloomberg L.P.

Copyright© 2013. All rights reserved.